Exhibit 99.2

Q1 2017

Management Discussion and Analysis

of Financial Condition and Results of Operations

For the Three Months Ended September 30, 2016 ("Q1 2017")

(Unaudited)

MANAGEMENT DISCUSSION AND ANALYSIS

The following Management Discussion & Analysis (“MD&A”) prepared as of November 14, 2016, should be read in conjunction with DHX Media Ltd.’s (the “Company” or “DHX”) unaudited interim condensed consolidated financial statements and accompanying notes for the three months ended September 30, 2016 and 2015, as well as the Company's latest annual MD&A ("2016 Annual MD&A") and audited financial statement for the years ended June 30, 2016 and 2015 (as found on www.sedar.com or on DHX's website at www.dhxmedia.com). The unaudited interim condensed consolidated financial statements and accompanying notes for the three months ended September 30, 2016 and 2015 have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board ("IASB").

DHX is a public company incorporated under the Canadian Business Corporations Act whose Variable Voting Shares and Common Voting Shares are traded on the Toronto Stock Exchange (“TSX”), admitted on May 19, 2006, under the symbols DHX.A and DHX.B, respectively. On June 23, 2015, the Company's Variable Voting Shares commenced trading on the NASDAQ Global Trading Market (the "NASDAQ") under the symbol DHXM. Additional information relating to the Company can be found on its website at www.dhxmedia.com, on SEDAR at www.sedar.com or on EDGAR at www.sec.gov/edgar.shtml.

Figures in this MD&A are shown as millions (for example, $100,000 is shown as $0.10 million) and are approximate and have been rounded to the nearest ten thousand. Due to this rounding, some individual items, once totalled, may be slightly different than the corresponding total.

Forward Looking Statements

This MD&A and the documents incorporated by reference herein, if any, contain certain “forward-looking information” and “forward looking statements” within the meaning of applicable Canadian and United States securities legislation (collectively herein referred to as “forward-looking statements”), including the “safe harbour” provisions of provincial securities legislation in Canada, the U.S. Private Securities Litigation Reform Act of 1995, Section 21E of the Securities Exchange Act of 1934, as amended (the, “U.S. Exchange Act”), and Section 27A of the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”). These statements relate to future events or future performance and reflect the Company’s expectations and assumptions regarding the results of operations, performance and business prospects and opportunities of the Company and its subsidiaries. Forward looking statements are often, but not always, identified by the use of words such as “may”, “would”, “could”, “will”, “should”, “expect”, “expects”, “plan”, “intend”, “anticipate”, “believe”, “estimate”, “predict”, “potential”, “pursue”, “continue”, “seek” or the negative of these terms or other similar expressions concerning matters that are not historical facts. In particular, statements regarding the Company or any of its subsidiaries’ growth, objectives, future plans and goals, including those related to future operating results, economic performance, and the markets and industries in which the Company operates are or involve forward-looking statements. Specific forward-looking statements in this document include, but are not limited to, statements under the “Outlook” section and statements with respect to:

•	the business strategies and strategic priorities of the Company;
•	management’s annual financial targets and the future financial and operating performance of the Company and its subsidiaries;
•	the timing for implementation of certain business strategies and other operational activities of the Company;
•	the markets and industries, including competitive conditions, in which the Company operates;
•	the Company’s production pipeline;
•	the rebranding of the television channels of the Company;
•	capital expenditures in connection with its construction of its new leased studio in Vancouver;
•	the Company’s live tours business;
•	the financial impact of its long-term agreement with Mattel, Inc.; and
•	the expected impacts of the adoption of the amendment to IAS 38.

Forward-looking statements are based on factors and assumptions that management believes are reasonable at the time they are made, but a number of assumptions may prove to be incorrect, including, but not limited to, assumptions about: (i) the Company’s future operating results, (ii) the expected pace of expansion of the Company’s operations, (iii) future general economic and market conditions, including debt and equity capital markets, (iv) the impact of increasing competition on the Company, and (v) changes to the industry and changes in laws and regulations related to the industry. Although the forward-looking statements contained in this MD&A and any documents incorporated by reference herein are based on what the Company considers to be reasonable assumptions based on information currently available to the Company, there can be no assurances that actual events, performance or results will be consistent with these forward-looking statements and these assumptions may prove to be incorrect.

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A number of known and unknown risks, uncertainties and other factors could cause actual events, performance or results to differ materially from what is projected in the forward-looking statements, including, but not limited to, general economic and market segment conditions, competitor activities, product capability and acceptance, international risk and currency exchange rates and technology changes. In evaluating these forward-looking statements, investors and prospective investors should specifically consider various risks, uncertainties and other factors which may cause actual events, performance or results to differ materially from any forward-looking statement.

This is not an exhaustive list of the factors that may affect any of the Company’s forward-looking statements. Please refer to a discussion of the above and other risk factors related to the business of the Company and the industry in which it operates that will continue to apply to the Company, which are discussed in the Company’s Annual Information Form for the year ended June 30, 2016 which is on file at www.sedar.com and attached as an exhibit to the Company’s annual report on Form 40-F filed with the SEC at www.sec.gov/edgar.shtml and under the heading “Risk Factors” contained in this MD&A and in the 2016 Annual MD&A.

These forward-looking statements are made as of the date of this MD&A or, in the case of documents incorporated by reference herein, if any, as of the date of such documents, and the Company does not intend, and does not assume any obligation, to update or revise them to reflect new events or circumstances, except in accordance with applicable securities laws. Investors and prospective investors are cautioned not to place undue reliance on forward-looking statements.

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Business of the Company

DHX is the world leading independent creator, producer, distributor, licensor, and broadcaster of kids and family television and film productions. The Company was originally the result of the combination of The Halifax Film Company Limited (“Halifax Film”) and Decode Entertainment Inc. (“Decode”) during Fiscal 2006 and at the time of initial public offering. Since that time DHX has grown organically and through the following significant acquisitions:

•	Studio B Productions (“Studio B”) on December 4, 2007;
•	imX Communications Inc. (“imX”) on July 20, 2008;
•	W!ldbrain Entertainment Inc. (“DHX WildBrain”) on September 14, 2010;
•	Cookie Jar Entertainment (“DHX Cookie Jar”) on October 22, 2012;
•	Ragdoll Worldwide Ltd. (“Ragdoll”) on September 13, 2013;
•	Epitome Pictures and related companies (“Epitome”) on April 3, 2014;
•	Family Channel (“DHX Television”) on July 31, 2014;
•	Certain assets of Echo Bridge Entertainment, LLC and affiliated companies ("Echo Bridge") on November 13, 2014; and
•	Nerd Corps Entertainment Inc. ("Nerd Corps") on December 23, 2014.

The Company produces, distributes, broadcasts, and exploits the rights for television and film programming. DHX’s primary focus is on children’s, youth, and family (collectively “Children’s and Family”) productions because of the international sales potential and longer-term and multiple revenue streams that this genre of programming provides. Children’s and Family programming travels across cultures more easily than other genres and can therefore be sold into numerous markets, typically has a longer lifespan than other genres, and can be leveraged for library and distribution revenues and consumer product revenues.

DHX’s content library includes more than 11,800 half hours of award winning programming. DHX is recognized for brands such as Caillou, Yo Gabba Gabba!, Inspector Gadget, Teletubbies, In the Night Garden, Johnny Test, Super WHY!, Degrassi, Make It Pop, and Slugterra. With the acquisition of DHX Television, the Company added broadcasting by acquiring the Family Channel ("Family Channel"), including its multiplex feed known as Family Jr ("Family Jr"), the French-language Category B specialty television channel known as Télémagino ("Télémagino"), and the English-language Category B specialty television channel known as Family CHRGD ("Family CHRGD") (together, the "Family Channel Business"). DHX’s wholly owned European licensing brand representation agency business, Copyright Promotions Licensing Group, (“CPLG”), represents numerous entertainment, sport, and design brands. The Company’s prime-time production slate also includes notable achievements in the comedy genre, including the award-winning Canadian prime-time comedy series This Hour Has 22 Minutes, which is produced for the CBC and is in its 24th season. DHX has a global footprint and has offices in Toronto, Los Angeles, Vancouver, Halifax, London, Paris, Barcelona, Milan, Munich, and Amsterdam, among others.

Revenue Model

The Company earns revenues primarily from seven categories: 1) proprietary production, which includes Canadian and other rights proprietary programs, 2) distribution (including digital distribution and WildBrain) of its proprietary and third party acquired titles, 3) television (subscriber, advertising, and digital revenue) through DHX Television's ownership of the Family Channel Business, 4) consumer products (formerly M&L-owned) for owned brands and music and royalties (including, among others, Teletubbies, Yo Gabba Gabba!, Caillou, Johnny Test, In the Night Garden, and Twirlywoos), 5) consumer products represented (formerly M&L-represented) through CPLG, 6) producer and service fees, which includes production services for third parties, and 7) other revenues which also includes new media and mobile.

The Company is able to generate revenue from productions by licensing its initial broadcast rights and pre-licensing of territories for its programs. Production revenues include the initial broadcast license revenues and any pre-sales or advances included in the initial financing of the production budget of a film and television program. Once a production is completed and delivered, the program is included in the Company’s library of film and television programming. Further revenue from exploitation of the program is included in distribution revenue if it relates to television licenses and in consumer products if it relates to royalties or revenues generated from non-television licenses. The Company also generates revenue from programs in which it retains Canadian and other limited participation rights and, in certain instances, from production services for productions whose copyright is owned by third parties.

Production Revenue

The Company derives proprietary production revenues, which includes other proprietary titles with Canadian and other rights, from the grant of initial broadcast rights for the initial showing of commissioned productions and pre-licensing of territories. These fees are typically collected partially upon commissioning of a production, during production, and finally once a completed production is delivered for broadcast, and at some point in time after delivery as a holdback (see note 3 of the audited consolidated financial statements for the years ended June 30, 2016 and 2015 for details on revenue recognition).

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Distribution Revenue

The Company is able to retain or obtain the ownership rights to its proprietary, other proprietary titles, and third party acquired titles, which permits the Company to generate further revenues from the distribution of the Company’s productions. In addition to generating revenues from the sale of initial broadcast rights, the Company is able to concurrently generate revenues from the sale of broadcast rights in other jurisdictions and on other platforms (such as digital platforms, including, amongst others, YouTube, Amazon, and home entertainment) for specified periods of time. Revenues from WildBrain, the Company's Multi-Platform Kids' Network, are included as a sub-category of distribution revenue.

Television Revenue

The Company generates television revenues through DHX Television's ownership of Family Channel, Family Jr, Télémagino, and Family CHRGD. DHX Television derives revenues primarily through subscription fees earned by charging a monthly subscriber fee to various Canadian cable and satellite television distributors, however Family Channel is now approved to generate advertising revenues, but the majority of the revenues are expected to remain subscriber fees. In addition to linear television, all four channels have multiplatform applications which allow for their content to be distributed both on-demand and streamed and are supported by popular and robust websites and apps designed to engage viewers and support their loyalty to the brands. Traffic to the sites is monetized through advertising and sales sponsorships. Presently, subscriber revenues typically account for 85-95% of the revenues for DHX Television.

Producer and Service Fee Revenue

Producer and service fee revenue includes revenue accounted for using the percentage of completion method for production service and corporate overhead fees earned for producing television shows, feature films, direct to digital movies, and movies of the week for third parties.

Consumer Products-Owned (formerly M&L-Owned)

Consumer products for owned brands and other various licensing royalties includes revenues from DHX’s proprietary brands (among others, Teletubbies, Yo Gabba Gabba!, Caillou, Johnny Test, In the Night Garden, and Twirlywoos) and revenues earned on music publishing rights, music retransmission rights, and other royalties. Consumer products revenues for owned brands include non-refundable minimum guarantees associated with consumer products deals, a portion of which the Company recognizes on a straight-line basis over the term of the deal, unless the underlying royalties exceed the minimum guarantee.

Consumer Products-Represented

Consumer products-represented includes revenues earned from CPLG. CPLG is an agency business based in Europe that earns commissions on consumer products from representing independently owned brands from film studios and other third parties.

Other Revenue

Other revenue includes new media revenues earned on interactive games and apps, including mobile smartphones and tablets, and other revenue.

Adoption of Amendment to International Accounting Standard 38 (“IAS 38”)

As noted in DHX Media’s audited consolidated financial statements for the years ended June 30, 2016 and 2015 and effective July 1, 2016, the Company has adopted an amendment to IAS 38 which deals with intangible assets. On a prospective basis, the Company has adopted a declining balance approach to expensing its investments in film and television programs, replacing the film forecast method.

Amongst other potential impacts, the Company expects the adoption of the amendment to IAS 38 to increase the predictability of the expensing of its investment in film and television program assets, while also increasing the fluctuations in percentage gross margins from period to period.  The Company does not expect the adoption of the amendment to IAS 38 to have any material impacts on the operations of the business. The details of Company's accounting policies resulting from the adoption of the amendment to IAS 38 can be found in note 3 to the Company's unaudited interim condensed consolidated financial statements for the period ended September 30, 2016.

The analysis herein, reflects the impact of the adoption of the amendment to IAS 38.

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SUMMARY CONSOLIDATED FINANCIAL INFORMATION

The summary consolidated financial information set out below for the three months ended September 30, 2016 and 2015 has been derived from the Company’s unaudited interim condensed consolidated financial statements and accompanying notes for the three months ended September 30, 2016 and 2015, and can be found at www.sedar.com, DHX’s website at www.dhxmedia.com, or on EDGAR at www.sec.gov/edgar.shtml.

Each reader should read the following information in conjunction with those statements and the related notes.

	Q1 2017	Q1 2016
($000, except per share data)
Consolidated Statements of Income and Comprehensive Income Data:[1]
Revenues	53,834	63,910
Direct production costs and expense of film and television produced[2]	(22,650)	(28,249)
Expense of book value of acquired libraries	—	(1,104)
Gross margin2, [3]	31,184	34,557
Selling, general, and administrative	(17,643)	(17,276)
Amortization, finance and other expenses, net[2]	(11,542)	(8,390)
Recovery of (provision for) income taxes	(627)	(1,367)
Net income	1,372	7,524

Cumulative translation adjustment	1,356	(3,830)
Comprehensive income	2,728	3,694
Basic earnings per common share	0.01	0.06
Diluted earnings per common share	0.01	0.06
Weighted average common shares outstanding (expressed in thousands)
Basic	133,788	123,987
Diluted	134,730	126,290

Adjusted net income[3,4]	1,810	8,321
Basic adjusted net income per common share[4]	0.01	0.07
Diluted adjusted net income per common share[4]	0.01	0.07

	As at September 30, 2016	As at June 30, 2016
Consolidated Balance Sheet Data:
Cash and cash equivalents	71,363	80,446
Investment in film and television programs	162,880	239,752
Total assets	896,201	901,183
Total liabilities	557,509	564,348
Shareholders' equity	338,692	336,835

1The financial information for the 3 months ended September 30, 2016 and September 30, 2015 includes the full results for all of the Company's operations.

2For Q1 2017, direct production costs and expense of film and television produced in the table above excludes the amortization of acquired and library content of $3,301. For Q1 2016, direct production costs and expense of investment in film and television programs produced in the table above excludes $2,098 for the amortization recorded on the purchase price allocation bump to investment in film. Both items are included in Amortization, finance and other expenses, net. As a result of the adoption of the amendment to IAS 38 in Q1 2017, the Company's definition of Gross Margin has changed on a prospective basis, please see "Use of Non-GAAP Financial Measures" section of this MD&A for further details.

3See “Use of Non-GAAP Financial Measures” section of this MD&A for further details.

4See "Reconciliation of Historical Results to Adjusted Net Income" section of this MD&A for the details of Adjusted Net Income. Basic adjusted earnings per common share is computed by dividing adjusted net income for three months ended September 30, 2016 of $1,810 (September 30, 2015-$8,321 income) by basic weighted average common shares outstanding of 133,788, (September 30, 2015-123,987). Diluted adjusted earnings per common share is computed by dividing adjusted net income for three months ended September 30, 2016 of $1,810 (September 30, 2015-$8,321) by diluted weighted average common shares outstanding of 134,730 (September 30, 2015-126,290).

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SELECTED CONSOLIDATED QUARTERLY FINANCIAL INFORMATION

The following table sets out selected consolidated financial information for each of the last eight quarters with the last one being the most recent quarter ended September 30, 2016. In the opinion of Management, this information has been prepared on the same basis as the audited consolidated financial statements for the years ended June 30, 2016 and 2015 as filed on www.sedar.com, DHX’s website at www.dhxmedia.com, or on EDGAR at www.sec.gov/edgar.shtml, and all necessary adjustments, consisting only of normal recurring adjustments, have been included in the amounts stated below to present fairly the unaudited quarterly results when read in conjunction with the audited consolidated financial statements and the notes to those statements. The operating results for any quarter should not be relied upon as an indication of results for any future period.

	Fiscal 2017[1]	Fiscal 2016[1]				Fiscal 2015[1]
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
(All numbers are in thousands	30-Sep	30-Jun	31-Mar	31-Dec	30-Sep	30-Jun	31-Mar	31-Dec
except per share data)	$	$	$	$	$	$	$	$

Revenue	53,834	75,332	84,095	81,480	63,910	71,170	85,582	64,256

Gross Margin[2]	31,184	43,966	50,512	44,287	34,557	37,666	44,793	37,507

Adjusted EBITDA2 & 3	14,831	24,822	32,736	27,759	18,372	22,810	29,803	23,869

Net Income (Loss)	1,372	(1,746)	10,219	11,671	7,524	3,696	18,031	5,539

Adjusted Net Income[2]	1,810	489	11,384	12,594	8,321	5,006	18,031	9,832

Comprehensive Income (Loss)	2,728	(4,329)	6,896	9,476	3,694	6,014	13,771	3,222

Weighted average common shares outstanding (expressed in thousands)
Basic	133,788	130,685	125,218	124,734	123,987	123,459	123,207	124,361
Diluted	134,730	130,685	126,218	126,508	126,290	126,147	126,098	126,444
Diluted for Adjusted Net Income	134,730	131,598	126,218	126,508	126,290	126,147	126,098	126,444
Basic Earnings (Loss) Per Common Share	0.01	(0.01)	0.08	0.09	0.06	0.03	0.15	0.05
Diluted Earnings (Loss) Per Common Share	0.01	(0.01)	0.08	0.09	0.06	0.03	0.14	0.04
Adjusted Basic Earnings Per Common Share[4]	0.01	0.00	0.09	0.10	0.07	0.04	0.15	0.08
Adjusted Diluted Earnings Per Common Share[4]	0.01	0.00	0.09	0.10	0.07	0.04	0.14	0.08

1The financial information for Q1 2017, Q4 2016, Q3 2016, Q2 2016, Q1 2016, Q4 2015, and Q3 2015 includes the full results for all of the Company’s operations. The financial information for the Q2 2015 includes the full results for all of the Company’s operations except: i) the Echo Bridge assets, which were owned for 49 days; and ii) Nerd Corps, which had only 9 days of activity.

2See “Use of Non-GAAP Financial Measures” section of this MD&A for further details.

3Adjusted EBITDA is calculated as outlined in the “Use of Non-GAAP Financial Measures” and “Reconciliation of Historical Results to Adjusted EBITDA” sections of this MD&A as management believes the adjusted figures to be a more meaningful indicator of operating performance. A detailed reconciliation of Adjusted EBITDA for each period can be found in the "Reconciliation of Historical Results to Adjusted EBITDA" section of the MD&A for each respective period.

4Basic adjusted and diluted adjusted earnings per share has been calculated by dividing Adjusted Net Income by the number of weighted average common shares outstanding for basic and diluted for each quarter. Adjusted Net Income is calculated as outlined in the “Use of Non-GAAP Financial Measures” and “Reconciliation of Historical Results to Net Income” sections of this MD&A as management believes the adjusted figures to be a more meaningful indicator of operating performance. A detailed reconciliation of Net Income for each period can be found in the "Reconciliation of Historical Results to Net Income" section of the MD&A for each respective period.

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Results for the three months ended September 30, 2016 (“Q1 2017”) compared to the three months ended September 30, 2015 (“Q1 2016”)

Revenues

Revenues for Q1 2017 were $53.83 million, down 16% from $63.91 million for Q1 2016. In absolute dollars, the decrease in Q1 2017 was due largely to expected declines in DHX Television and consumer products-represented revenues, as well as declines in proprietary production, distribution, producer and service fees, and consumer products-owned that are attributable to a combination of expected seasonal fluctuations and the timing of certain deliverables as detailed below. Comparatively, Q1 2017 and Q1 2016 include the same assets in terms of prior acquisitions; accordingly, all revenue fluctuations in comparing Q1 2017 to Q1 2016 are organic. A detailed review of each source of revenue is included below.

The Company's Content Business is comprised of Proprietary Production, Distribution (including WildBrain), Consumer Products-Owned, New Media and Other, and Producer and Service Fees. As a result of the adoption of the amendment to IAS 38, the Company will now group Proprietary Production, Distribution (including WildBrain), Consumer Products-Owned, and New Media and Other into a single Proprietary Content Gross Margin for the purpose of providing analysis of gross margins.

Proprietary production revenues: Proprietary production revenues for Q1 2017 were $3.50 million, a decrease of 15% compared to $4.10 million for Q1 2016. For Q1 2017, the Company added 35.0 proprietary half-hours to the library down 10% versus 39.0 proprietary half-hours for Q1 2016. For Q1 2017, the Company added 27.0 half-hours of third party produced titles with distribution rights (Q1 2016 - 30.0 half-hours), a decline of 10%. The proprietary production revenue was in line with the Company's revised quarterly pacing provided in its Corporate Update press release of November 8, 2016. The Company had expected to deliver an additional 4 episodes of Inspector Gadget, which were delivered subsequent to September 30, 2016 and the revenue will be recognized in Q2 2017. See delivery chart below for further details.

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The breakdown for content library deliveries (including proprietary deliveries and deliveries on Distribution rights for third party produced titles) and dollar value subtotals per category for Q1 2017 and Q1 2016 was as follows:

		Q1 2017		Q1 2016

Category and Title	Season or Type	$ Million	Half-hours	$ Million	Half-hours

Children's and Family:

Proprietary
Cloudy With a Chance of Meatballs: The Series	I		1		—
The Deep	I		—		6
Inspector Gadget	II		2		—
Kate & Mim-Mim	II		7		—
Make it Pop!	Special		2		—
Slugterra	III		—		6
Space Ranger Roger	I		8		—
Supernoobs	I		—		12
Teletubbies	I		15		15

Subtotals		$3.50	35	$4.10	39
Third Party Produced Titles with Distribution Rights
Fangbone			5		—
Gaming Show			—		6
Kuu Kuu Harajuku			8		—
Messy Goes to Okido			—		6
Rainbow Ruby			6		—
Super Why!			—		14
Topsy & Tim			—		2
We are Savvy			8		—
Subtotals			27		28

Total Children's and Family		$3.50	62	$4.10	67

Comedy:

Third Party Produced Titles with Distribution Rights
Body Buds	I		—		1
Disorderly	Pilot		—		1
Total Comedy		$0.00	—	$0.00	2

Total Proprietary		$3.50	35	$4.10	39
Total Third Party Produced Titles with Distribution Rights		—	27	—	30
		$3.50	62	$4.10	69

Distribution and WildBrain revenues: Total distribution revenues were up 5% to $14.68 million, from $14.03 million for Q1 2016, driven by strong growth in WildBrain. Distribution revenues excluding WildBrain were $8.78 million for Q1 2017, down $1.73 million from $10.51 million in Q1 2016. Management continues to see strong annual growth and continued strong demand from new digital customers, platforms, and territories. While distribution revenues excluding WildBrain were down compared to Q1 2016, they were in line with the Company's revised quarterly pacing provided in its Corporate Update press release of November 8, 2016 and Management is reiterating its previously provided annual revenue target of $76-80 million (see"Outlook" section of this MD&A). For Q1 2017, amongst other key distribution deals for both linear and digital platforms, the Company closed significant deals with ITV, Lagardère Thématiques, Netflix, and Turner. Management is very pleased to report that revenues from WildBrain, its Multi-Platform Kids' Network unveiled on April 25, 2016, were $5.90 million for Q1 2017, reflecting 68% growth versus Q1 2016 revenues of $3.52 million. Management is also pleased to report that the annual revenue target for WildBrain was increased in its Corporate Update press release of November 8, 2016 (see "Outlook" section of this MD&A).

Consumer products-owned revenues (formerly M&L-owned) (including music and royalties): For Q1 2017, the consumer products-owned revenues were $3.66 million, down 22% as compared to $4.71 million for Q1 2016. For Q1 2017, consumer products-owned revenues included $0.65 million from the 2016 Big Ticket Summer Concert tour, compared to Q1 2016, when the Company recognized revenues of $1.23 million associated with the 2015 Big Ticket Summer Concert tour. Excluding the live tour revenues, consumer products-owned revenues for Q1 2017 were $3.01 million as the Company continued to recognize revenues related to non-refundable minimum guarantees associated with Teletubbies, In The Night Garden, and Twirlywoos. Management expects consumer products-owned revenues from Teletubbies to begin to ramp up in late Fiscal 2017. Consumer products-owned revenues were in line with Management's revised quarterly pacing provided in its Corporate Update press release of November 8, 2016.

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Producer and service fee revenues: For Q1 2017, the Company earned $10.41 million of producer and service fee revenues, a decrease of 27% versus the $14.30 million from Q1 2016, which were in line with the Company's revised quarterly pacing provided in its Corporate Update press release of November 8, 2016. Management expects progress to accelerate for the remainder of Fiscal 2017 on a number of key service projects.

New media revenues: For Q1 2017, new media revenues were down $0.99 million or 80% to $0.24 million (Q1 2016-$1.23 million) based primarily on apps and games as the UMIGO project is now complete.

Television revenues: For Q1 2017, DHX Television revenues were down 18% to $15.44 million from $18.82 million from Q1 2016, and were within Management's expected range. The decline in the revenues was expected and has been driven by lower rates resulting from the Company's transition away from its content supply agreement with Disney and the rebranding strategy launched in early Fiscal 2016. Approximately 90% or $13.95 million of the television revenues were subscriber revenues, while advertising, promotion, and digital revenues accounted for a combined 10% or $1.49 million of the total television revenues.

Consumer products-represented revenues (formerly M&L-represented): For Q1 2017, consumer products-represented revenues were, as expected, down $0.81 million, or 12%, to $5.90 million compared to Q1 2016 at $6.71 million, and were in line with the Company's revised quarterly pacing provided in its Corporate Update press release of November 8, 2016. Consumer products-represented revenues were driven mainly by the continued strong performance of our represented brands Despicable Me and Minions in several territories and also significant growth in Sesame Street, Dora the Explorer, The Pink Panther, and Jurassic World, despite currency headwinds created by the weakness in the GBP versus CAD.

Gross Margin

As previously noted herein and as a result of the adoption of the amendment to IAS 38, the Company has adjusted its definition of gross margin, the details of which are included in the “Use of Non-GAAP Financial Measures” section of this MD&A. The Company expects, amongst other potential impacts, the adoption of the amendment to IAS 38 will result in increased fluctuations in the percentage gross margins from period to period. Overall, Management expects the adoption of the amendments to IAS 38 to have a positive impact on overall gross margins. As a result of the adoption of the amendment to IAS 38, the Company will now group proprietary production, distribution (including WildBrain), consumer products-owned, and new media & other into a single Proprietary Content Gross Margin for the purpose of providing analysis of gross margins. The change has been applied prospectively.

Gross margin for Q1 2017 was $31.18 million, a decrease in absolute dollars of $3.38 million or 10% compared to $34.56 million for Q1 2016. The overall gross margin for Q1 2017 at 58% of revenue was near the mid-point of Management's revised guidance as provided in its Corporate Update press release of November 8, 2016, impacted by stronger than expected revenue growth for WildBrain, seasonally low deliveries for proprietary production, and lower than expected live tour gross margins. At 42%, gross margins for producer and service fees were at the mid-point of Management's expectations. Gross margins for DHX Television, at 62%, were well within Management's expectations, impacted by lower external content costs when compared to Q1 2016. Gross margin for Q1 2017, including DHX Television, was calculated as revenues of $53.83 million, less direct production costs and expense of investment in film of $22.65 million and $nil expense of book value of acquired libraries, (Q1 2016-$63.91 million less $28.25 million and less $1.10 million, respectively).

For Q1 2017, the margins for each revenue category in absolute dollars and as a margin percentage were as follows: the proprietary content business had a gross margin of $11.38 million or 52%, net producer and service fee revenue margin of $4.34 million or 42%, television margin was $9.57 million or 62%, and consumer products-represented revenue margin was $5.90 million or 100%.

Operating Expenses (Income)

SG&A

SG&A costs for Q1 2017 increased 2% to $17.64 million compared to $17.28 million for Q1 2016. SG&A includes $1.29 million (Q1 2016-$1.09 million) in non-cash share-based compensation. When adjusted, cash SG&A at $16.35 million was below Management’s quarterly SG&A expectations, benefited somewhat by the weakness in the GBP versus the CAD. Management intends to continue to add resources throughout the year as it continues to ramp up its WildBrain business and to drive in the consumer products-owned business.

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Amortization

For Q1 2017, amortization was up 34% to $7.13 million (Q1 2016-$5.31 million). For Q1 2017, amortization of P&E was $0.99 million compared with $1.02 million for Q1 2016. Amortization of intangible assets was up 29% to $2.83 million versus $2.20 million for Q1 2016, primarily due to the amortization of the intangible assets arising from the Company's strategic pacts with Mattel. For Q1 2017, amortization includes amortization of acquired and library content of $3.30 million which is a direct result of the adoption of the amendment to IAS 38, effective July 1, 2016 on a prospective basis. For Q1 2016, amortization included a portion of the expense of acquired library of $2.10 million. Both the amortization of acquired and library content for Q1 2017 of $3.30 million and the expense of acquired libraries for Q1 2016 of $2.10 million are excluded from the calculation of Adjusted EBITDA as they relate to a combination of acquired and library titles which have minimal ongoing cash costs associated with selling, and are viewed as long-term assets.

Development Expenses and Other Charges and Tangible Benefit Obligation

During Q1 2017, there was $0.63 million recorded for development expenses and other charges (Q1 2016-$1.14 million), of which $0.52 million related to costs associated with the rebranding of DHX Television and $0.11 million related to severance costs (Q1 2016-$0.74 million and $0.40 million, respectively).

Finance Income (Expense)

For Q1 2017, the Company recorded net finance expense of $3.79 million versus $1.94 million net finance expense for Q1 2016. Contributing to the increase in net finance expense was a net foreign exchange loss of $1.03 million in Q1 2017, versus a net foreign exchange gain of $4.10 million in Q1 2016. Q1 2017 net finance expense consists of $4.44 million for interest costs on long-term debt and capital leases (Q1 2016-$4.30 million), $0.03 million for finance and bank charges including interest on the revolving line of credit (Q1 2016-$0.09 million), accretion on the tangible benefit obligation of $0.19 million (Q1 2016-$0.23 million), and amortization of debt premiums of $0.06 million (Q1 2016-$0.01 million), offset by finance income of $0.18 million (Q1 2016-$0.08 million) and changes in the fair value of the redemption option on the Senior Unsecured Notes of $1.78 million (Q1 2016-$1.50 million expense).

Adjusted EBITDA

For Q1 2017, Adjusted EBITDA was $14.83 million, down $3.54 million or 19% over $18.37 million for Q1 2016. Please see the "Use of Non-GAAP Financial Measures" and "Reconciliation of Historical Results to Adjusted EBITDA" sections of this MD&A for the definition and calculation of Adjusted EBITDA.

Income Taxes

Income tax for Q1 2017 was an expense of $0.63 million (Q1 2016-$1.37 million tax expense) made up of $0.54 million expense (Q1 2016-$3.85 million expense) for current income tax and deferred income tax expense of $0.09 million (Q1 2016-$2.48 million recovery).

Net Income and Comprehensive Income

For Q1 2017 net income was $1.37 million ($0.01 basic and diluted earnings per share), compared to net income of $7.52 million ($0.06 basic and $0.06 diluted earnings per share) for Q1 2016, or a decrease of $6.15 million, or 82%. The net income for Q1 2017 was materially impacted by a foreign exchange loss of $1.03 million versus a foreign exchange gain of $4.10 million for Q1 2016. The foreign exchange loss for Q1 2017 was primarily driven by the impact of exchange rate fluctuations on foreign currency denominated receivables and payables, a significant portion of which are comprised of intercompany balances. For Q1 2017, net income adjusted was $1.81 million or $0.01 adjusted basic and adjusted diluted earnings per share, adjusted for identified charges of $0.44 million (net of $0.19 million tax effect), as compared to $8.32 million adjusted net income for Q1 2016 adjusted for identified charges of $0.80 million (net of $0.34 million tax effect) or $0.07 adjusted basic and adjusted diluted earnings per share. Please see the "Use of Non-GAAP Financial Measures" and "Reconciliation of Historical Results to Adjusted Net Income" sections of this MD&A.

Comprehensive income for Q1 2017 was $2.73 million, compared to comprehensive income of $3.69 million for Q1 2016, or a decrease of $0.96 million, or 26%.

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Liquidity and Capital Resources	September 30,	June 30,
	2016	2016
	$	$
	(Amounts in Thousands, Except Balance Sheet Ratios)
Key Balance Sheet Amounts and Ratios:
Cash and restricted cash	71,363	80,446
Long-term assets	471,502	388,914
Working capital	166,496	252,654
Long-term and other liabilities	299,306	304,733
Working capital ratio (1)	1.64	1.97

	Q1 2017	Q1 2016
	$	$
Cash Inflows (Outflows) by Activity:
Operating activities	(5,014)	(12,255)
Financing activities	(155)	(4,812)
Investing activities	(4,076)	(889)
Effect of foreign exchange rate changes on cash	162	559
Net cash inflows (outflows)	(9,083)	(17,397)

Adjusted Operating Activities (2)	(2,362)	(13,706)

(1)	Working capital ratio is current assets divided by current liabilities.
(2)	See “Use of Non-GAAP Financial Measures” section of this MD&A for a definition of Adjusted Operating Activities. Adjusted Operating Activities includes changes in bank indebtedness which Management believes relate to operations. Cash inflows from Adjusted Operating Activities are calculated as follows:

Cash Inflows (Outflows) by Activity:	Q1 2017	Q1 2016
Operating activities	(5,014)	(12,255)
Proceeds from (repayment of) bank indebtedness	4,251	4,500
Proceeds from (repayment of) interim production financing	(1,599)	(5,951)
Adjusted Operating Activities	(2,362)	(13,706)

Changes in Cash

Cash at September 30, 2016 was $71.36 million, as compared to $80.45 million at June 30, 2016.

For Fiscal 2017, cash flows used in operating activities were $5.01 million. Cash flows from operating activities were net income of $1.37 million and adding back non-cash items of amortization of P&E, intangible assets, acquired and library content, unrealized foreign exchange loss, finance fee expenses, amortization of bond premium, tangible benefit related accretion expense, share-based compensation, deferred income tax expense, and net change in non-cash balances related to operations, which includes an outflow of $2.90 million in Tangible Benefit Obligation payments made during the period, of $0.99 million, $2.83 million, $3.30 million, $2.00 million, $0.36 million, $0.06 million, $0.19 million, $1.29 million, $0.09 million, and $2.98 million, respectively. Cash flows used in operating activities were for $1.78 million movement in fair value of the embedded derivatives and $18.70 million for net change investment in film and television programs.

The net cash outflow from operations for Q1 2017 has been directly impacted by the following:

•	The Company continuing with an aggressive production slate at a time when demand for content is robust, specifically, the Company’s productions in progress rose to an unprecedented $35.0 million at September 30, 2016 (refer to note 5 to the unaudited interim condensed consolidated financial statements for the period ended September 30, 2016), compared to $25.1 million at June 30 2016 and $26.2 million at September 30, 2015. Productions in progress, are investments in productions including, but not limited to Teletubbies - season 2, Degrassi - season 16, Cloudy With a Chance of Meatballs - season 1, Inspector Gadget - season 2, The Deep - season 2, Supernoobs - season 2, Kate & Mim Mim - season 2, Chuck’s Choice - season 1, and This Hour Has 22 Minutes - season 24 . The vast majority of these proprietary productions are expected to be delivered during the remainder of Fiscal 2017.

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•	The Company seasonally acquiring additional third party content for DHX Television in advance of the fall 2016 season. The balances included in both investment in film and within working capital accounted for a net outflow of approximately $6 million, which the Company expects to partially reverse during the remainder of the year.

•	The Company used cash of $2.9 million to satisfy its tangible benefit obligation, representing the full amount of its expected annual expenditure for Fiscal 2017.

•	Offsetting the items noted above, the Company collected in excess of $16 million in federal and provincial film tax credits during Q1 2017, the vast majority of which was used to repay interim production financing.

As previously indicated, the Company has a robust proprietary production pipeline planned for Fiscal 2017, and accordingly, expects to make a net investment in investment in film and television programs of an estimated $15-25 million for Fiscal 2017, and a smaller, temporary investment of working capital into production, as production activities ramp in the first half of the Fiscal 2017, and further expects that trend to reverse during the second half of Fiscal 2017.

The Company expects to continue to benefit from its advantageous proprietary production funding model, but the production of content requires capital. Typically, approximately 60 - 80% of proprietary production revenue is collected within 12 months of delivery. The majority of proprietary production costs are incurred during production, while cost reductions (i.e. government assistance) are received within 6 - 18 months of delivery. Accordingly, proprietary production requires working capital. A description of the Company’s advantageous proprietary production funding model is further described on page 13 of the Company’s Annual Information Form for the year ended June 30, 2016.

For Fiscal 2017, cash flows used in financing activities were $0.16 million. Cash flows used in financing activities resulted from repayments on long term debt of $2.89 million and repayment of interim production financing of $1.60 million. Cash flows from financing activities were provided by employee share purchase plan and options proceeds of $0.08 million and repayment of bank indebtedness of $4.25 million.

For Fiscal 2017, cash flows used in investing activities were $2.26 million for acquisitions of P&E and $1.82 million for acquisition of and cost of generating intangible assets.

Working Capital

Working capital (“Working Capital”) represents the Company’s current assets less current liabilities. Working Capital decreased by $86.16 million as at September 30, 2016 versus June 30, 2016, impacted by a transfer of $94.74 million of which is a result of the Company’s adoption of the amendment to IAS 38.  Upon adoption of the amendment to IAS 38, the Company transferred $94.74 million of investments in film and television programs previously treated as a current inventory asset to a long term intangible asset on the balance sheet.  This transfer of assets upon adoption of the amendment to IAS 38 has absolutely no impact on the operations or liquidity position of the Company.

Based on the Company’s current revenue expectations for Fiscal 2017, which are based on contracted and expected production, distribution, consumer products, broadcasting, and other revenue, the Company believes cash generated from operations and will be sufficient to satisfy Working Capital needs for at least the next twelve months. Management believes the current Working Capital totalling $166.50 million is sufficient to execute its current and future business plans.

Senior Unsecured Notes

On December 2, 2014, the Company completed an issuance (the “Initial Issuance”), via private placement, of senior unsecured notes ("Senior Unsecured Notes") due on December 2, 2021, with an aggregate principal amount of $175,000, at a price of $1,000 per $1,000 of principal. The Senior Unsecured Notes bear interest at a rate of 5.875% per annum, payable semi-annually in arrears on June 2 and December 2 of each year until maturity. The first interest payment was paid on June 2, 2015. The Senior Unsecured Notes are guaranteed by the Company and certain of its subsidiaries and are unsecured obligation. The net proceeds of $169,760 from the Initial Issuance of the Senior Unsecured Notes were used to repay debt under the Company's senior secured credit agreement (the "Amended Senior Secured Credit Agreement"), with $18,000 being repaid on the revolving facility (the "Amended Revolving Facility") and $151,760 being repaid on the term facility (the "Amended Term Facility").

On May 13, 2016, the Company completed a subsequent issuance (the “Additional Issuance”), via private placement, of the Senior Unsecured Notes due on December 2, 2021, with an aggregate principal amount of $50,000 at a price of $975 per $1,000 of principal. The net proceeds of $47,016 from the Additional Issuance of the Senior Unsecured Notes were used to pay debt under the Company's Amended Term Facility.

As at September 30, 2016, the outstanding principal amount due on the Senior Unsecured Notes was $225,000 (June 30, 2016 - $225,000).

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The Senior Unsecured Notes contain embedded derivatives (the “Embedded Derivatives”). The Senior Unsecured Notes contain a redemption option (the "Redemption Option") whereby the Company can redeem all or part of the Senior Unsecured Notes. The Senior Unsecured Notes also contain a put option (the “Put Option”) whereby the lender can redeem all or part of the Senior Unsecured Notes upon a change of control of the Company. The Embedded Derivatives are required to be accounted for as separate embedded derivative financial instruments. On initial recognition, the Embedded Derivatives are recorded at their calculated fair values and grouped with the Senior Unsecured Notes. The Embedded Derivatives are adjusted to their fair values at each reporting date and any change in fair value is recorded within finance income/expense in the consolidated statement of income. On initial recognition, the carrying value of the Senior Unsecured Notes was reduced by the net fair value of the Embedded Derivatives, and is amortized over the term of the Senior Unsecured Notes.

The Notes contain non-financial covenants and customary events of default clauses. As of September 30, 2016, the Company was in compliance with the covenants under the Notes.

Amended and Restricted Senior Credit Facilities

Concurrently with the closing of the acquisition of DHX Television, the Company entered into an Amended Senior Secured Credit Agreement with a syndicate of lenders, which amended the terms of the existing credit facilities. The Amended Senior Secured Credit Agreement originally provided for an Amended Revolving Facility of up to $30,000 and an Amended Term Facility of up to $235,000, maturing on July 31, 2019.

The Amended Revolving Facility may be drawn down by way of either $CDN bankers acceptances, $CDN prime, $USD base rate, $USD LIBOR, €EUR LIBOR and/or £GBP LIBOR advances (the "Drawdown Rate") and bears interest at a floating rate ranging from the Drawdown Rate +1.25% to +4.50%. The Amended Term Facility may be drawn down by way of the Drawdown Rate and bears interest at a floating rate ranging from the Drawdown Rate +1.25% to +4.50%. The Amended Term Facility is repayable in annual amortization payments (expressed as a percentage of the initial principal amount of the Amended Term Facility) of 10% annually, payable in equal quarterly installments on the last day of each quarter, which commenced in Q2 2015, with the remaining amount due on maturity.

All amounts borrowed pursuant to the Amended Senior Secured Credit Agreement are guaranteed by the Company and certain of its subsidiaries (the "Guarantors"), with certain of the Company’s subsidiaries providing a first priority security interest in respect of all of their capital stock in favour of the syndicate of lenders, as well as all present and after acquired real and personal property of the Company and the Guarantors.

Effective November 13, 2014, commensurate with the closing of the Company’s acquisition of the Echo Bridge assets, the Amended Term Facility was amended to include an additional principal amount of US$12,000, also maturing on July 31, 2019.

During Fiscal 2015 and in conjunction with the Initial Issuance of the Senior Unsecured Notes, the Company made a principal repayment on the Amended Term Facility of $151,760 and, accordingly, recognized a debt extinguishment charge of $3,913, being a portion of the previously unamortized debt issue costs at the time of repayment.

Effective December 23, 2014, commensurate with the closing of the Company’s acquisition of Nerd Corps, the Amended Term Facility was amended to include an additional principal amount of $20,000, also maturing on July 31, 2019.

Effective December 31, 2015, the Amended Term Facility was amended to include additional principal amounts of $20,000 and US $20,000.

During Fiscal 2016, and in conjunction with the Additional Issuance of the Senior Unsecured Notes, the Company made a principal repayment on the Amended Term Facility of $47,016 and, accordingly recognized, a debt extinguishment charge of $1,364, being a portion of the previously unamortized debt issue costs at the time of the principal repayment.

As at September 30, 2016, the Amended Term Facility is fully drawn, and the amount payable in US dollars was US$29,962 (June 30, 2016 - US$30,998); the remainder of the Amended Term Facility is payable in Canadian dollars.

Pursuant to the Amended Senior Secured Credit Agreement, the Company must maintain its Leverage Ratio at less than 3.50 times.

Production Financing Agreement

On August 5, 2014, the Company entered into an agreement with CIBC Commercial Banking to provide a $20.00 million demand revolving loan, available by way of an unlimited number of individual loans (the “Segment Loans”) made to finance production expenses related to eligible productions (the “Eligible Productions”). The Segment Loans may be drawn down in either Canadian dollars or US dollars and bear interest of $CDN prime plus 0.75% or $USD base rate plus 0.75%, respectively. Each Segment Loan is secured by the tangible and intangible assets of each Eligible Production, assignment and direction of production financing contracts and tax credits and a subordinated, unsecured guarantee from DHX Media Ltd. At September 30, 2016, the Company had $9.5 million available on this facility.

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Capital Management

The Company’s objectives when managing capital are to provide an adequate return to shareholders, safeguard its assets, maintain a competitive cost structure and continue as a going concern in order to pursue the development, production, distribution, and licensing of its film and television properties, and broadcast operations.

To facilitate the management of its capital structure, the Company prepares annual expenditure operating budgets that are updated as necessary depending on various factors such as material acquisitions and including industry conditions and operating cash flow. The annual and updated budgets are reviewed by the Board of Directors.

The Company monitors capital using a number of financial ratios, specifically, as at September 30, 2016, pursuant to the amended Senior Secured Credit Agreement, including but not limited to:

•	Leverage Ratio, defined as net funded debt (the total of all obligations for borrowed money which bear interest or imputed interest, net of all non-production related cash, excluding interim production financing, all capital lease obligations, and any contingent liabilities) (“Net Funded Debt”) to consolidated adjusted EBITDA (rolling consolidated adjusted EBITDA (pro-forma last 12 months) less foreign exchange gains or losses on intercompany debt, production-related EBITDA and certain acquisition costs); and
•	The Fixed Charge Ratio, defined as consolidated adjusted EBITDA less current income taxes and unfunded capital expenditures to fixed charges (consolidated interest expense and scheduled principal payments on Funded Debt).

The following table illustrates the financial ratios calculated on a rolling twelve-month basis as at:

	Measure targets	September 30, 2016
Leverage Ratio	< 3.5x	2.64
Fixed Charge Ratio	> 1.5x	2.43

As of September 30, 2016, the Company is in compliance with these ratios.

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Contractual Obligations[5]

As of September 30, 2016
Payments Due by Period
(All amounts are in thousands)	Total	Fiscal 2017	Fiscal 2018- 2019	Fiscal 2020- 2021	After Fiscal 2022
	$	$	$	$	$

Bank indebtedness (1)	4,251	4,251	—	—	—
Capital lease for equipment (principal and interest)(1)	4,728	1,981	2,511	236	—
Other Liabilities (not discounted)(2)	17,693	—	12,746	4,947	—
Long-term debt payments (principal and interest) (3)	367,120	18,868	49,390	68,249	230,613
Operating leases (4)	60,873	5,875	15,247	10,690	29,061

Total Contractual Obligations	454,665	30,975	79,894	84,122	259,674

(1)	Pursuant to finance leases for video editing, leaseholds, and other office and production equipment, the obligations bear implied interest ranging from 4.0% to 9.8% and mature from October 2016 to February 2019. Principal balances are included in note 7 to the unaudited interim condensed consolidated financial statements for the three months ended September 30, 2016.
(2)	Other liabilities include the tangible benefit obligation per DHX Television acquisition and other contractual liabilities, and excludes an amount of $9.62 million included in accounts payable and accrued liabilities.
(3)	See note 7(c) to the unaudited interim condensed consolidated financial statements for three months ended September 30, 2016 for details.
(4)	Pursuant to operating leases. See note 13 to the unaudited interim condensed consolidated financial statements for the three months ended September 30, 2016 for details.
(5)	In addition to the totals above, the Company has interim production financing owing in the amount of $90.40 million (see note 7b) to the unaudited interim condensed consolidated financial statements for the three months ended September 30, 2016 for further details). The Company also has entered into various contracts to buy broadcast rights with future commitments totalling $38.6 million.

Outlook

The Company’s September 30, 2016 balance sheet remains strong with approximately $71.4 million in cash on hand. Management continues to focus on its core strengths of developing, producing, distributing its 11,800 half-hour library, and licensing the best possible quality Children’s and Family programs with the goal of increasing cash flows from operations and profitability through existing production, television, and distribution streams and emerging distribution including digital, music and consumer products opportunities.

DHX Media's strategy has been to capitalize on the growing demand for children and family content in today's on-demand environment with the goal of delivering profitable growth through multiple revenue streams. Our strategy continues to be guided by the three core imperatives of: (1) creating engaging kids' content; (2) distributing our content worldwide across all media platforms, and now specifically WildBrain; and (3) leveraging high-profile global brands with increased merchandising and licensing and other ancillary potential.

Consistent with these imperatives, Management is reiterating the following initiatives for fiscal 2017:

Strategic Priorities	F2017
Expand content library	Add approximately 150-225 half-hours of proprietary titles organically and through acquisition of third party titles.
Grow global distribution	Target distribution revenue (excluding WildBrain) growth of 12-15%.
Grow views and watch times on WildBrain’s network and revised revenue growth of 45-90%.
Build out new brands	Rollout new Teletubbies series and consumer product programs into new territories.
Continue to add new distribution and merchandise and licensing deals for Teletubbies.
Advance development and production of new brands with consumer products potential.

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Management’s Annual Financial Targets

Management targets the mid-point of the ranges that follow. The low-end represents contractual likely sales or management's conservative estimates for each revenue stream. For example, for production revenue, proprietary shows currently in production and contracted would fall in the low-end of the range and only be subject to delivery or scheduling risk. For distribution and consumer products-owned, Management's low-end estimate is based on the Company's existing experience in executing and closing licensing deals and its ability to pull a reasonable amount of the potential sales through the pipeline. The high-end represents the likely upper boundary of additional possible licensing deals not yet contracted. Management's Annual Financial Targets included in this section has been prepared by, and is the responsibility of, the Company's Management. PricewaterhouseCoopers LLP has neither examined, compiled, nor performed any procedures with respect to Management's Annual Financial Targets; and accordingly, PricewaterhouseCoopers LLP does not express an opinion or any other form of assurance with respect to this financial information.

Management's revised annual 2017 outlook is produced below:

Revenues

For Fiscal 2017, DHX Media expects the following revised targeted ranges:

•	For proprietary production revenue: $42-48 million. Management expects quarterly revenue pacing to be approximately 7.5%, 37.5%, 27.5%, and 27.5% for Q1 to Q4, respectively. Quarterly pacings are an estimate and may fluctuate.

•	For distribution revenues, digital and traditional distribution revenue, and WildBrain: $76-80 million and $27-35 million, respectively. Management expects quarterly revenue pacing to be approximately 10%, 15%, 35%, and 40% for distribution and approximately 17.5%, 27.5%, 22.5% and 32.5% for WildBrain, for Q1 to Q4, respectively. Quarterly pacings are an estimate and may fluctuate.

•	For consumer products-owned (formerly M&L-owned), including music, royalty, and live tour revenue: $28-34 million. Management expects quarterly revenue pacing to be approximately 12.5%, 12.5%, 27.5%, and 47.5% for Q1 to Q4, respectively. Quarterly pacings are an estimate and may fluctuate.

•	For other revenue, including new media: $1-3 million.

•	For producer and service fee revenues: $59-65 million. Management expects quarterly pacing to be approximately 17.5%, 17.5%, 30% and 35% for Q1 to Q4, respectively. Quarterly pacings are an estimate and may fluctuate.

•	For consumer products-represented (formerly M&L-represented): $18-23 million. Management expects quarterly revenue pacing to be approximately 27.5%, 20%, 20%, and 32.5% for Q1 to Q4, respectively. Quarterly pacings are an estimate and may fluctuate.

•	For DHX Television: $63-68 million: Management expects quarterly revenue pacing to be approximately 24%, 25%, 25%, and 26% for Q1 to Q4, respectively. Quarterly pacings are an estimate and may fluctuate.

Gross Margins

As a result of the adoption of the amendment to IAS 38 and as noted above, Management expects increased fluctuations in percentage gross margins from period to period. Management has set the following revised target ranges for gross margins across its various revenue categories:

Proprietary Content, including proprietary production, distribution, WildBrain, consumer products-owned (formerly M&L-owned) and new media: Gross margins are expected to fluctuate from period to period, mainly as a result of the timing of deliveries, seasonality and product mix. The expected annual range for gross margins is 55-61% for the Proprietary Content group, with specific ranges of 50-55%, 45-58%, 50-63%, and 51-64% for Q1 to Q4, respectively.

Production Service: The expected annual range is 40-45% with the expected quarterly range of 35-50%.

DHX Television: The expected annual range is 62-65% with the expected quarterly range of 55-75%.

Consumer products-represented: Both the expected annual and quarterly range is 100%.

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Operating Expenses (Income)

For Fiscal 2017, DHX expects normalized quarterly cash SG&A to range from $17-18 million, including all operations as we continue to ramp up in both distribution and consumer products to take advantage of emerging growth opportunities in digital platforms and new territories. Resources will also continue to be added to grow Wildbrain, the Company's multi-platform kids' network. Management expects this investment will pay off in the years to come with continued digital territory expansion, increased consumer products revenues from owned properties, and increased AVOD revenues. In addition, and largely as the fall television launch, DHX expects to invest an additional $1 million in marketing and sales efforts to complete the rebranding strategy for DHX Television.

For Fiscal 2017, amortization for all categories, including amortization of acquired and library content, and development expense when considered together are expected to be in the range of $29-36 million. For Fiscal 2017, non-cash share-based compensation and other expenses (including acquisition costs) are expected to be in the following ranges respectively: $4-5 million and $1.5-2.5 million. For Fiscal 2017, cash finance expense is expected to range from $15-18 million.

As previously disclosed, in Fiscal 2015, the Company recorded a non-recurring expense for the tangible benefit obligation related to the acquisition of DHX Television of $14.2 million. During Fiscal 2017, the Company expects to use cash of $2-3 million to satisfy the tangible benefit obligation.

The Company announced that it will commence the construction of a 75,000 square foot leased studio in Vancouver. The studio will combine the Company's existing 2D and CGI animation studios in Vancouver and is expected to result in significant operating efficiencies. The Company is also in the midst of relocating its DHX Brands and CPLG office in London, England. For Fiscal 2017, the Company expects to incur total capital expenditures of $13-15 million, and further expects capital expenditures to revert back to an annual range of $4-6 million beyond Fiscal 2017.

As noted, results of operations for any period are dependent on the number and timing of film and television programs delivered and the licensing deals contracted; accordingly, period results may vary.

Live Tours Update

During Q1 2016, the Company completed its 2015 Big Ticket Summer Concert tour, performing 7 shows in 7 Canadian cities and in Q2 2017 the Company will wrap up the international portion of The Next Step Wild Rhythm Tour. Management believes that there are additional live tour opportunities based on other proprietary brands building momentum, including potentially Backstage, Teletubbies, In The Night Garden, and Twirlywoos. This represents potential upside for touring and consumer products revenues and Management will provide an update as these plans unfold in upcoming periods.

Recent Transactions

DHX Television Update

In Fiscal 2016, the Company undertook a significant rebranding of DHX Television, utilizing a strategy that leverages the Family Channel brand, resulting in the rebranded Family Channel, Family Junior (English), Family CHRGD, and Télémagino. These rebrandings leveraged Family Channel's status as one of the most watched children's service in Canada.

As previously noted, agreements are now in place for all broadcast distribution undertakings (or "BDUs") affiliate negotiations presently due for renewal and the majority of the underlying subscribers/economics are subject to multi-year agreements.

DHX Television commenced with the new and original lineup in January 2016. The content driven strategy and rebranding will be built upon on the following: i) commissioning new and original content, including utilizing its own proprietary animation and production teams; ii) leveraging its 11,800 + half-hour library; and iii)  augmenting its content strategy with new and compelling content supply agreements.

As outlined in "Results for the three months ended September 30, 2016 (“Q1 2017”) compared to the three months ended September 30, 2015 (“Q1 2016”)" section, Management is pleased to report that while DHX Television revenue for Q1 2017 was down 18% to $15.44 million from $18.82 million in Q1 2016, gross margins increased to 62% in Q1 2017 from 53% in Q1 2016 as a result of external lower content costs.

The Company is also very pleased to report that during Q1 2017, DHX Television received approval from the Canadian Radio-Television and Telecommunications Commission ("CTRC") to allow broadcast advertising, effective immediately, on its pay television channel Family Channel.

DHX Media/Mattel Strategic Pacts

During Fiscal 2016, the Company entered into a long-term co-production and license agreement with Mattel, Inc. ("Mattel") whereby DHX and Mattel will jointly fund, co-develop, and co-produce various forms of new content for certain Mattel properties, including Bob the Builder®, Fireman Sam®, Little People®, and Polly Pocket®. DHX Studios will work with Mattel to develop and produce the new content, while DHX Distribution will manage the global distribution of both the existing and new content, while Mattel will take the lead on global brand management and consumer products. Management expects the Mattel agreement to be accretive to results for Fiscal 2017 and beyond.

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On April 19, 2016, the Company announced it had expanded its relationship with Mattel, Inc. by entering into a long term licensing agreement for certain rights to the Rainbow Magic publishing property from Mattel. The licensing agreement establishes a framework for DHX to produce and distribute a range of new, multi-platform content inspired by the Rainbow Magic publishing property, while Mattel will oversee global brand management and global toy rights. Rainbow Magic is a much-loved publishing property that has captured the attention of young readers around the world since 2003. With hundreds of titles published to date, Rainbow Magic has reached millions of readers worldwide in more than 30 languages. Rainbow Magic follows the exciting adventures of two young girls, Rachel and Kirsty, and their magical friends in Fairyland. Rainbow Magic is currently published by Orchard and Scholastic in Europe and the USA respectively.

DHX Media/DreamWorks Co-Production and Licensing Deals

During Fiscal 2016, the Company entered into a 5 year agreement with DreamWorks Animation ("DreamWorks") to co-produce 130 episodes of original animated children's content at DHX Studios, which will air in Canada on DHX Television's suite of channels. In addition to the co-production activities, DHX Television has licensed more than 1,000 half-hours of programming from DreamWorks, including Hail King Julien, The Mr. Peabody & Sherman Show, Dragons: Race to the Edge, The Croods, and others. DHX Television also licensed 300 half-hours of teen content for exclusive broadcast in Canada on Family Channel and includes SVOD and mobile rights. These co-production and licensing agreements help to further build out DHX Television's compelling content slate.

DHX Media/Iconix Brand Group co-Production and Licensing Deals

During Fiscal 2016, the Company announced it had entered into a long-term agreement to co-develop and co-produce a new animated series based on Strawberry Shortcake. The new content will be produced and distributed globally by DHX, while Iconix will handle the worldwide merchandising and licensing for the brand, with both DHX and Iconix participating in all revenue streams. Additionally, and in a separate agreement, DHX became the exclusive global distributor for the Strawberry Shortcake back catalogue, adding 108 half-hours to DHX's distribution library.

Seasonality

Results of operations for any period are dependent on the number and timing of film and television programs delivered, which cannot be predicted with certainty. Consequently, the Company’s results from operations may fluctuate materially from period-to-period and the results of any one period are not necessarily indicative of results for future periods. Cash flows may also fluctuate and are not necessarily closely correlated with revenue recognition. During the initial broadcast of the rights the Company is somewhat reliant on the broadcaster’s budget and financing cycles and at times the license period gets delayed and commences at a later date than originally projected.

The Company’s film and television revenues vary significantly from quarter to quarter driven by contracted deliveries with the primary broadcasters. Although with the Company’s continued diversification of its revenue mix, particularly in the strengthening of the distribution revenue stream, some of the quarterly unevenness is improving slightly and becoming more predictable. Distribution revenues are contract and demand driven and can fluctuate significantly from period-to-period.

Critical Accounting Estimates

The preparation of the financial statements in conformity with IFRS requires Management to make estimates, judgments, and assumptions that Management believes are reasonable based upon the information available. These estimates, judgments, and assumptions affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting year or period. Actual results can differ from those estimates (refer to page 2 of this MD&A for more information regarding forward-looking information). For a discussion of all of the Company’s accounting policies, refer to note 3 of the audited consolidated financial statements for the years ended June 30, 2016 and 2015 on www.sedar.com or DHX’s website at www.dhxmedia.com or on EDGAR at www.sec.gov/edgar.shtml.

Please see section entitled "Adoption of Amendment to International Accounting Standard 38 ("IAS 38") of this MD&A for additional details.

Financial Instruments and Risk Management

The Company’s financial instruments consist of cash and cash equivalents, amounts receivable, long-term amounts receivable, bank indebtedness (when drawn), interim production financing, accounts payable and accrued liabilities, long-term debt and obligations under finance leases, and the other liabilities. The Company, through its financial assets and liabilities, has exposure to the following risks from its use of financial instruments: credit risk, interest rate risk, liquidity risk and cash equivalents, and currency risk. Management monitors risk levels and reviews risk management activities as they determine to be necessary.

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Credit Risk

Credit risk arises from cash and cash equivalents, as well as credit exposure to customers, including outstanding receivables. The Company manages credit risk on cash and cash equivalents by ensuring that the counterparties are banks, governments and government agencies with high credit ratings. The maximum exposure to credit risk for cash and equivalents and trade receivables approximate the amount recorded on the consolidated balance sheet.

The balance of trade amounts receivable are mainly with Canadian broadcasters and large international distribution companies. Management manages credit risk by regularly reviewing aged accounts receivables and appropriate credit analysis. The Company has booked an allowance for doubtful accounts of approximately 7% against the gross amounts for certain trade amounts receivable and management believes that the net amount of trade amounts receivable is fully collectible.

In assessing credit risk, management includes in its assessment the long-term receivables and considers what impact the long-term nature of the receivable has on credit risk. For certain arrangements with licensees, the Company is considered the agent, and only reports the revenue net of the licensor’s share. When the Company bills a third party in full where it is an agent for the licensor, the Company records an offsetting amount in accounts payable that is only payable to a licensee when the amount is collected from the third party. This reduces the risk, as the Company is only exposed to the amounts receivable related to the revenue it records.

Interest Rate Risk

The Company is exposed to interest rate risk arising from fluctuations in interest rates as its interim production financing, certain long-term debt, and a portion of cash and cash equivalents bear interest at floating rates. A 1% fluctuation would have an approximate $1.00-2.00 million effect on annual net income before income taxes.

Liquidity Risk

The Company manages liquidity by forecasting and monitoring operating cash flows and through the use of finance leases and revolving credit facilities. As at September 30, 2016 the Company had cash and cash equivalents on hand of $71.36 million (June 30, 2016 - $80.45 million).

Results of operations for any period are dependent on the number and timing of film and television programs delivered, which cannot be predicted with certainty. Consequently, the Company’s results from operations may fluctuate materially from period-to-period and the results of any one period are not necessarily indicative of results for future periods. Cash flows may also fluctuate and are not necessarily closely correlated with revenue recognition. During the initial broadcast of the rights, the Company is somewhat reliant on the broadcaster’s budget and financing cycles and at times the license period gets delayed and commences at a later date than originally projected.

The Company’s film and television revenues vary significantly from quarter to quarter driven by contracted deliveries with the primary broadcasters. Although with the Company’s recent diversification of its revenue mix, particularly in the strengthening of the distribution revenue stream and addition of the broadcasting revenue stream, some of the quarterly unevenness is improving slightly and becoming more predictable. Distribution revenues are contract and demand driven and can fluctuate significantly from year to year. The Company maintains appropriate cash balances and has access to financing facilities to manage fluctuating cash flows.

The Company obtains interim production financing to provide funds until such time as the federal and provincial film tax credits are collected. Upon collection of the film tax credits, the related interim production financing is repaid.

Currency Risk

The Company’s activities involve holding foreign currencies and incurring production costs and earning revenues denominated in foreign currencies. These activities result in exposure to fluctuations in foreign currency exchange rates. The Company periodically enters into foreign exchange purchase contracts to manage its foreign exchange risk on USD, GBP and Euro denominated contracts. At September 30, 2016, the Company revalued its financial instruments denominated in a foreign currencies at the prevailing exchange rates. While inherently difficult to estimate, Management estimates 1% change in the USD, GBP or Euro exchange rate would have an approximate $0.5-1.0 million annual effect on net income and comprehensive income.

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Risk Assessment

The Company is exposed to a number of specific and general risks that could affect the Company that each reader should carefully consider. Additional risks and uncertainties not presently known to the Company or that the Company does not currently anticipate will be material, may impair the Company’s business operations and its operating results and as a result could materially impact its business, results of operations, prospects, and financial condition. The specific and general risks are as follows: risks related to the nature of the entertainment industry, risks related to television and film industries, risks related to doing business internationally, loss of Canadian status, competition, limited ability to exploit film and television content library, protecting and defending against intellectual property claims, fluctuating results of operations, raising additional capital, concentration risk, reliance on key personnel, market share price fluctuations, risks associated with acquisitions and joint ventures, potential for budget overruns and other production risks, management estimates in revenues and earnings, stoppage of incentive programs, financial risks resulting from the Company’s capital requirements, government incentive program, change in regulatory environment, litigation, technological change, labour relations, and exchanges rates.

For further details see “Risk Factors” contained in the Company’s 2016 Annual MD&A and the Company's most recent Annual Information Form, filed September 28, 2016, on www.sedar.com, DHX’s website at www.dhxmedia.com, or on EDGAR at www.sec.gov/edgar.shtml.

Disclosure Controls and Procedures and Internal Control over Financial Reporting

The Company’s Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) have designed or caused to be designed under their supervision, disclosure controls and procedures to provide reasonable assurance that material information is gathered and reported to senior management to permit timely decisions regarding public disclosure and to provide reasonable assurance that the information required to be disclosed in reports that are filed or submitted under Canadian securities legislation is recorded, processed, summarized, and reported within the time period specified in those rules.

The CEO and the CFO have also designed, or caused to be designed under their supervision, internal controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes.

In its annual filings dated September 28, 2016, the CEO and the CFO, after evaluating the effectiveness of the Company’s disclosure controls and procedures, and internal control over financial reporting, concluded that as at June 30, 2016, both the Company’s disclosure controls and procedures, and internal control over financial reporting were operating effectively. It should be noted that a control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues, including instances of fraud, if any, have been detected.

There were no changes in internal controls over financial reporting during the three months ended September 30, 2016 that have materially affected, or are reasonably likely to materially affect, the Company’s internal controls over financial reporting.

Use of Non-GAAP Financial Measures

In addition to the results reported in accordance with IFRS or GAAP as issued by the International Accounting Standards Board, the Company uses various non-GAAP financial measures, which are not recognized under IFRS or GAAP, as supplemental indicators of our operating performance and financial position. These non-GAAP financial measures are provided to enhance the user’s understanding of our historical and current financial performance and our prospects for the future. Management believes that these measures provide useful information in that they exclude amounts that are not indicative of our core operating results and ongoing operations and provide a more consistent basis for comparison between periods. The following discussion explains the Company’s use of certain non-GAAP financial measures, which are Adjusted EBITDA, Adjusted Net Income, Gross Margin, and Adjusted Operating Activities.

“Adjusted EBITDA” means, commensurate with the adoption of the amendment to IAS 38 in Q1 2017, earnings (loss) before interest, taxes, depreciation, amortization of property & equipment and intangible assets, amortization of acquired and library content, share-based compensation expense, finance expense (income), development expense, and impairment of certain investments in film and television programs, and also includes adjustments for other identified charges, as specified in the accompanying tables. Prior to Q1 2017, Adjusted EBITDA was defined as earnings (loss) before interest, taxes, depreciation, amortization, share-based compensation expense, finance expense (income), development expense, and impairment of certain investments in film and television programs, and also includes adjustments for other identified charges, as specified in the accompanying tables. Amortization previously included amortization of property & equipment, expense of acquired libraries, and intangible assets. This change in definition has been applied prospectively, and while conceptually similar, the calculation of Adjusted EBITDA differs from prior periods as a result of the adoption of the amendment to IAS 38. Adjusted EBITDA is not an earnings measure recognized by GAAP and does not have a standardized meaning prescribed by GAAP; accordingly, Adjusted EBITDA may not be comparable to similar measures presented by other issuers. Management believes Adjusted EBITDA to be a meaningful indicator of our performance that provides useful information to investors regarding our financial condition and results of operation. The most comparable GAAP measure is earnings before income taxes.

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“Adjusted Net Income” is a non-GAAP financial measure which adjusts net income (loss) for identified charges, net of tax effect. Adjusted Net Income is not an earnings measure recognized by GAAP and does not have a standardized meaning prescribed by GAAP; accordingly, Adjusted Net Income may not be comparable to similar measures presented by other issuers. Management believes Adjusted Net Income to be a meaningful indicator of our performance that provides useful information to investors regarding our financial condition and results of operation. The most comparable GAAP measure is earnings before income taxes.

"Basic Adjusted Net Income Per Common Share" and "Diluted Adjusted Net Income Per Common Share" are calculated by dividing Adjusted Net Income by Basic weighted average common shares outstanding and diluted weighted average common shares outstanding, respectively.

“Gross Margin” means, commensurate with the adoption of the amendment to IAS 38 in Q1 2017, revenue less direct production costs and expense of film and television programs produced (per the financial statements). Prior to Q1 2017 Gross Margin was defined as revenue less direct production costs and expense of film and television programs produced (per the financial statements) and plus the portion of the expense of acquired library that relates to the amortization of the purchase accounting bump to fair value for all acquired libraries as detailed in footnote 3 of the accompanying Reconciliation of Historical Results of Adjusted EBITDA. This change in definition has been applied prospectively, and while conceptually similar, the calculation of Gross Margin differs from prior periods as a result of the adoption of the amendment to IAS 38. Gross Margin is not an earnings measure recognized by GAAP and does not have a standardized meaning prescribed by GAAP; accordingly, Gross Margin may not be comparable to similar measures presented by other issuers. The most comparable GAAP measure is earnings before income taxes.

“Adjusted Operating Activities” is a non-GAAP financial measure of cash inflows and outflows from operating activities adjusted for increases and decreases in interim production financing, bank indebtedness, excluding specifically identified financing and investing activities, changes in restricted cash, and identified charges, net of tax, as in Management’s opinion, these are also an integral part of determining cash flows from operations. Adjusted Operating Activities is one of the key cash flow measurement tools used by Management in assessing cash flow performance. The most comparable GAAP measure is cash flows from operating activities.

Reconciliations of historical results to both Adjusted EBITDA and Adjusted Net Income are presented on the following pages.

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Reconciliation of Historical Results to Adjusted EBITDA

Adjusted EBITDA is not a recognized earnings measure under GAAP and does not have standardized meanings prescribed by GAAP; accordingly, Adjusted EBITDA may not be comparable to similar measures presented by other companies or issuers. Investors are cautioned that Adjusted EBITDA should not be construed as an alternative to net income or loss determined in accordance with GAAP as an indicator of the Company’s performance or to cash flows from operating, investing, and financing activities as a measure of liquidity and cash flows. The following table reconciles net income, Adjusted EBITDA, and Gross Margin, based on the unaudited interim condensed consolidated financial statements for the three months ended September 30, 2016 and 2015 of the Company found on www.sedar.com, www.dhxmedia.com, or on EDGAR at www.sec.gov/edgar.shtml. For further description see “Use of Non-GAAP Financial Measures” elsewhere in this MD&A.

The operating results for any period should not be relied upon as an indication of results for any future period.

	Q1 2017[1]	Q4 - 2016[1]	Q3 - 2016[1]	Q2 - 2016[1]	Q1 - 2016[1]	Q4 - 2015[1]	Q3 - 2015[1]	Q2 - 2015[1]
	($000)	($000)	($000)	($000)	($000)	($000)	($000)	($000)
Net income (loss) for the period	1,372	(1,746)	10,219	11,671	7,524	3,696	18,031	5,539
Provision for (recovery of) income taxes	627	(274)	756	3,272	1,367	(566)	6,666	2,035
Interest expense, net[2]	4,292	5,290	5,380	4,343	4,304	4,968	4,280	3,703
Amortization[3]	3,825	7,878	6,315	7,897	5,314	5,967	7,028	5,376
Amortization of acquired and library content[4]	3,301	—	—	—	—	—	—	—
Share-based compensation expense	1,290	1,545	1,528	1,817	1,091	1,165	1,378	1,105
Finance expense (excluding interest), net[2]	(502)	9,501	6,421	(3,057)	(2,367)	4,229	(8,904)	3,354
Acquisition costs	—	—	—	—	—	150	—	1,077
Write-down of certain investment in film and television	—	800	450	500	—	1,282	517	15
Development and other expense[5]	626	1,828	1,667	1,316	1,139	1,919	807	1,665
Adjusted EBITDA[1]	14,831	24,822	32,736	27,759	18,372	22,810	29,803	23,869
Selling, general and administrative, net of share-based compensation expense	16,353	19,144	17,776	16,528	16,185	14,856	14,990	13,638
Gross Margin[1]	31,184	43,966	50,512	44,287	34,557	37,666	44,793	37,507

1See “Use of Non-GAAP Financial Measures” section of this MD&A for further details.

2Finance expense per the financial statements has been split between its interest and non-interest components.

3Amortization is made up of amortization of P&E and intangibles and for the periods prior to Q1 2017 the portion of expense of acquired library that relates to the amortization of the purchase accounting bump to fair value for all acquired libraries. These adjustments were as follows: Q1 2017-$3.83 million and $nil, respectively; Q4 2016-$3.91 million and $3.97 million, respectively; Q3 2016-$3.94 million and $2.38 million, respectively; Q2 2016-$3.46 million and $4.44 million, respectively; Q1 2016-$3.22 million and $2.10 million, respectively (Q4 2015-$3.18 million and $2.80 million, respectively; Q3 2015-$3.43 million and $3.59 million, respectively; and Q2 2015-$2.13 million and $3.25 million, respectively).

4Commensurate with the adoption of the amendment to IAS 38 in Q1 2017, amortization of acquired and library content has been included in the calculation of Adjusted EBITDA on a prospective basis.

5Development and other expenses for Q1 2017 tie directly to the financial statements and includes costs related to the rebranding of DHX television of $0.52 million, severance and integration costs of $0.11 million, lease termination costs of $nil, development costs and costs acquisitions not completed of $nil, and costs related to a withdrawn equity offering of $nil (Q4 2016 - $nil, $0.38 million, $nil, $1.45 million, $nil, respectively; Q3 2016 - $1.30 million, $0.37 million, $nil, $nil and $nil, respectively; Q2 2016 - $1.32 million, $nil, $nil, $nil, and $nil, respectively; Q1 2016 - $0.74 million, $0.40 million, $nil, $nil, and $nil, respectively; Q4 2015 - $nil, $1.14 million, $nil, $0.28 million and $0.50 million, respectively; Q3 2015 - $nil, $nil, $nil, $0.81 million, and $nil, and respectively; Q2 2015 - $nil, $0.62 million, $1.05 million, $nil, and $nil, respectively).

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Reconciliation of Historical Results to Adjusted Net Income

Adjusted Net Income is not a recognized earnings measure under GAAP and does not have standardized meanings prescribed by GAAP. Accordingly, Adjusted Net Income may not be comparable to similar measures presented by other companies or issuers. Investors are cautioned that Adjusted Net Income should not be construed as an alternative to net income or loss determined in accordance with GAAP as an indicator or the Company's performance or to cash flows from operating, investing, and financing activities as a measure of liquidity and cash flows. The following table reconciles net income to adjusted net Income and on the Company's consolidated financial statements found on www.sedar.com, www.dhxmedia.com, or on EDGAR at www.sec.gov/edgar.shtml. For further description see "Use of Non-GAAP Financial Measures" elsewhere in the MD&A.

The operating results for any period should not be relied upon as an indication of results for any future period.

	Q1 2017[1]	Q4 - 2016[1]	Q3 - 2016[1]	Q2 - 2016[1]	Q1 - 2016[1]	Q4 - 2015[1]	Q3 - 2015[1]	Q2 - 2015[1]

Net income (loss) for the period	1,372	(1,746)	10,219	11,671	7,524	3,696	18,031	5,539

Acquisition costs, net of estimated tax effect	—	—	—	—	—	129	—	1,476
TV Rebranding costs, net of estimated tax effect[2]	362	—	906	923	516	—	—	—
Severance costs, lease termination and other, net of estimated tax effect[2]	76	265	259	—	281	821	—	—
Proposed equity offering costs, net of estimated tax effect[2]	—	—	—	—	—	360	—	—
Development expenses and acquisition costs not completed[2]	—	1,015	—	—	—	—	—	—
Debt extinguishment charge	—	955	—	—	—	—	—	2,817
				—		—
Adjusted net income[1]	1,810	489	11,384	12,594	8,321	5,006	18,031	9,832

1See "Use of Non-GAAP Financial Measures" section of this MD&A for further details.

2Included in Development expenses and other.

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DHX MEDIA LTD.

Q1 2017

Supplemental Information

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I. Summary of securities issued and options granted during the Fiscal 2017 (expressed in thousands of Canadian dollars, except for shares and amounts per share)

a.	Summary of securities issued

	Number of Common Shares	Value $
Balance at June 30, 2016	133,774,729	302,828

Shares issued as part of employee share purchase plan	7,028	49,055
Options exercised	10,000	33,100

Balance at September 30, 2016	133,791,757	384,983

b.	Summary of options and warrants

Options	Number of Options	Weighted-average exercise price

Balance at June 30, 2016	7,137,125	$6.93

Options exercised	(10,000)	$3.31

Balance at September 30, 2016	7,127,125	$6.94

c. Summary of securities as at the end of the reporting period

1. Authorized share capital

100,000,000 Preferred Variable Voting Shares ("PVVS"), redeemable at the option of the Company at any time at a millionth of a cent per share, no entitlement to dividends, voting

Unlimited Common Voting Shares without nominal or par value

Unlimited Variable Voting Shares without nominal or par value

Unlimited Non-Voting Shares without nominal or par value

2. Shares outstanding and recorded value

133,791,757 common shares at a recorded value of 384,983, comprised of 109,070,336 common voting shares and 24,721,421 variable voting shares and nil non-voting shares;

100,000,000 preferred variable voting shares at a recorded value of $nil.

i. Preferred Variable Voting Shares

On November 12, 2014, the PVVS were transferred by the Company’s Executive Chairman, to the Company’s Chief Executive Officer, in accordance with the terms of a shareholders agreement among the Company and holder of the PVVS (the “PVVS Shareholder Agreement”). On the date of such transfer, the Company’s Chief Executive Officer entered into the PVVS Shareholder Agreement with the Company, pursuant to which the Company’s Chief Executive Officer (i) agreed not to transfer the PVVS, in whole or in part, except with the prior written approval of the Board, (ii) granted to the Company the unilateral right to compel the transfer of the PVVS, at any time and from time to time, in whole or in part, to a person designated by the Board and (iii) granted to DHX a power of attorney to effect any transfers contemplated by the PVVS Shareholder Agreement.  The Board will not approve or compel a transfer without first obtaining the approval of the TSX and the PVVS Shareholder Agreement cannot be amended, waived or terminated unless approved by the TSX.

ii. Common shares

On September 30, 2014, the Company’s shareholders approved a reorganization of the Company’s share capital structure (the “Share Capital Reorganization”) to address the Canadian ownership requirements of DHX Television. The Share Capital Reorganization was affected on October 9, 2014 and resulted in, among other things, the creation of three new classes of shares: Common Voting Shares, Variable Voting Shares and Non-Voting Shares.

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On October 9, 2014, each outstanding Common Share of the Company that was not owned and controlled by a Canadian for the purposes of the Broadcasting Act (Canada) (the “Broadcasting Act”) was converted into one Variable Voting Share and each outstanding Common Share that was owned and controlled by a Canadian for the purposes of the Broadcasting Act was converted into one Common Voting Share. Each Common Voting Share carries one vote per share on all matters. Each Variable Voting Share carries one vote per share unless the number of Variable Voting Shares outstanding exceeds 33 1/3% of the total number of Variable Voting Shares and Common Voting Shares outstanding, in which case the voting rights per share of the Variable Voting Shares are reduced so that the total number of votes associated with the outstanding Variable Voting Shares equals 33 1/3% of the total votes associated with the outstanding Variable Voting Shares and Common Voting Shares combined. The economic rights of each Variable Voting Share, each Common Voting Share, and each Non-Voting Share are the same. All of the unissued Common Shares of the Company were cancelled on the completion of the Share Capital Reorganization. The Variable Voting Shares and Common Voting Shares are listed on the Toronto Stock Exchange under the ticker symbols DHX.A and DHX.B, respectively. On June 23, 2015, the Variable Voting Shares were listed on the NASDAQ under the ticker symbol DHXM.

3. Description of options

See note 12(d) of the audited consolidated financial statements for the year ended June 30, 2016.

II. Directors and officers as at September 30, 2016

Directors
Elizabeth Beale (2) (4)	Director
David Colville (2) (3)	Director
Sir Graham Day (2) (3) (4)	Director
Michael Donovan (1)	Executive Chairman, Director
Deborah Drisdell (1) (3)	Director
Dana Landry	CEO, Director
Geoffrey Machum, QC (4)	Chair of Corporate Governance and Nominations Committee, Director
Robert Sobey (3)	Chair of the Human Resources and Compensation Committee, Director
Catherine Tait (1)	Director
Donald Wright (2) (3) (4)	Lead Director of DHX, Chair of the Audit Committee

(1)	Member of the Production Financing Committee
(2)	Member of the Audit Committee
(3)	Member of the Human Resources and Compensation Committee
(4)	Member of the Corporate Governance and Nominations Committee

Officers
Michael Donovan	Executive Chairman
Dana Landry	CEO
Keith Abriel	CFO
Steven DeNure	President and COO
Mark Gosine	EVP, Legal Affairs, Secretary and General Counsel
David Regan	EVP, Strategy and Corporate Development

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